UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2005

or

☐	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

Commission file number 0-11559

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

(Full Title of the Plan)

AMERICANWEST BANCORPORATION

41 West Riverside, Suite 400

Spokane, Washington 99201

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

INDEX

Page
Signatures	3

Financial Statements	F-1 – F-10

Attached are the Plan’s financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

June 28, 2006	By:	/s/ Robert M. Daugherty
Robert M. Daugherty President and Chief Executive Officer Plan Sponsor and Plan Administrator

3

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the

    AmericanWest Bank 401(k) Retirement Savings Plan

Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the AmericanWest Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

May 4, 2006

Spokane, Washington

AmericanWest Bank

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2005	2004
Assets
Investments, at fair value
Money market fund	$61,535	$18,219
Mutual funds	6,547,539	5,148,755
Common collective trust	819,668	778,089
Common stock of AmericanWest Bancorporation	1,008,717	874,942

Total investments	8,437,459	6,820,005

Receivables:
Employer contributions	—	15,004
Participants’ contributions	—	40,294
Other	—	2,695

Total receivables	—	57,993

Net assets available for benefits	$8,437,459	$6,877,998

AmericanWest Bank

401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$428,881	$341,012
Interest and dividends	352,834	263,641

	781,715	604,653

Contributions:
Employer	448,579	522,504
Participants’	973,477	1,041,419
Rollovers from qualified plans	365,973	102,835

	1,788,029	1,666,758
Total additions to net assets	2,569,744	2,271,411

Deductions from net assets attributed to:
Benefits paid to participants	977,350	391,000
Administrative expenses	32,933	29,344

Total deductions from net assets	1,010,283	420,344

Increase in net assets	1,559,461	1,851,067
Net assets available for benefits:
Beginning of year	6,877,998	5,026,931

End of year	$8,437,459	$6,877,998

AmericanWest Bank

401(k) Retirement Savings Plan

Summary of Accounting Policies

Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition	The Plan’s investments are stated at fair value based on quoted market prices. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan’s investment in the common collective trust is stated at fair value, and represents the number of participation units owned by the Plan. Quoted market prices of the underlying investments are used to value each fund, and are based on the net asset value of the shares held by the Plan at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits	Benefits are recorded when paid.

Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties	The Plan provides for various investment options in combinations of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

1. Plan Description	The following description of the AmericanWest Bank 401(k) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on January 1, 1978. The Plan was amended and restated effective January 1, 2004. The name of the Plan was changed from AmericanWest Bank Profit Sharing 401(k) Plan to AmericanWest Bank 401(k) Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by AmericanWest Bank and administered by an outside party. The Plan has two features: a profit sharing feature and a salary deferral feature, commonly known as a 401(k) plan.

Participation and Vesting

The Plan provides for employees to be eligible to participate in the Plan after completing 6 months of service and attaining age 18. In addition, the Plan includes a safe harbor contribution by which participant deferrals are matched 100% on deferrals up to 3% of participant compensation and 50% from 3% to 5% of participant compensation. Both employee deferrals and employer matching contributions are immediately 100% vested.

Contributions

Profit sharing contributions are made from Bank profits at the discretion of the Bank. The 401(k) feature of the Plan allows participants to make contributions, through salary reduction, up to 50% of the participants’ compensation. Participants direct all contributions into the investment options covered under the Plan. The Bank made contributions of $448,579 during 2005 and $522,504 during 2004.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payments of Benefits

Participants entitled to distributions due to retirement, death, disability, or termination of employment will receive a lump-sum payment which meets the requirements of the Internal Revenue Code.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Forfeitures

Forfeitures resulting from the non-vested portions of participants’ accounts who terminate prior to being fully vested are used to reduce future Company contributions. At December 31, 2005 and 2004, forfeitures totaled $0 and $16,536, respectively. For the Plan years ended 2005 and 2004, $16,536 and $0 were used to reduce employer contributions, respectively.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

2. Investments	Individual investments that represent 5% or more of net assets available for benefits are as follows:

December 31,	2005	2004
DFA Intl Small Cap Value	$1,264,717	$866,678
Common Stock of AmericanWest Bancorporation	$1,008,717	$874,942
Dodge & Cox Stock	$937,150	$722,976
Growth Fund of America	$832,604	$660,676
Gartmore Morley Stable Value	$819,668	$778,089
Vanguard Interm-Term Bond Index	$775,407	$—
JP Morgan Mid-Cap Value	$720,039	$567,231
T Rowe Price Mid Capital Growth	$678,609	$520,600
Buffalo Small Cap Fund	$672,616	$582,802
DFA US Small Cap Value	$666,397	$531,483
Vanguard Inter Term Bond	$—	$696,309

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated, respectively, as follows:

Years ended December 31,	2005	2004
Mutual Funds	$266,849	$464,776
Common Collective Trust	48,297	21,707
Common Stock of AmericanWest Bancorporation	113,735	(145,471)

	$428,881	$341,012

3. Related Party Transactions	Certain plan investments are money markets managed by Charles Schwab. Charles Schwab is the custodian as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. Certain plan investments are shares in AmericanWest Bancorporation common stock. AmericanWest Bancorporation is the parent company of AmericanWest Bank, the plan sponsor, therefore, these transactions also qualify as party-in-interest transactions.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

4. Tax Status	The Internal Revenue Service ruled on September 4, 2001, that the Volume Submitter 401(k) Retirement Savings Plan (the prototype plan of Sterling Trust Company upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5. Subsequent Event	At the April 25, 2006, Board of Director’s meeting a resolution was passed to merge the AmericanWest Bancorporation Employee Stock Ownership Plan with the AmericanWest Bank 401(k) Retirement Savings Plan as soon as administratively possible. All participants currently employed at the date of the merger will be immediately 100% vested in their allocated shares. Employees that terminate employment prior to the merger date will still be subject to the original five year cliff vesting terms.

Supplemental Schedule

AmericanWest Bank

401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of year)

As of December 31, 2005

EIN: 91-1259511 Plan Number: 002

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	DFA Intl Small Cap Value	71,292	mutual fund shares	**	$1,264,717
	Dodge & Cox Stock	6,830	mutual fund shares	**	937,150
	Growth Fund of America	27,138	mutual fund shares	**	832,604
	Gartmore Morley Stable Value	42,359	units of common collective trust	**	819,668
	Vanguard Interm-Term Bond Index	74,846	mutual fund shares	**	775,407
	JP Morgan Mid-Cap Value	30,536	mutual fund shares	**	720,039
	T Rowe Price Mid Capital Growth	12,534	mutual fund shares	**	678,609
	Buffalo Small Cap Fund	26,439	mutual fund shares	**	672,616
	DFA US Small Cap Value	25,128	mutual fund shares	**	666,397
*	Schwab Government Money	61,535	shares of money market fund	**	61,535
*	AmericanWest Bancorporation	42,688	common stock shares	**	1,008,717

					$8,437,459

*	A party in interest as defined by ERISA

**	Cost omitted with respect to participant directed transactions under an individual account plan.